Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
November 20, 2025
Via EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Principal Funds, Inc. (the “Registrant”) (CIK 0000898745)
Request for Withdrawal of Post-Effective Amendment No. 1 File Nos. 033-59474, 811-07572
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, the Registrant hereby respectfully requests withdrawal of Post-Effective Amendment No. 1 (the "Amendment") to its registration statement on Form N-14 together with all exhibits filed therewith (Accession No. 0000898745-25-000599). The Amendment was filed with the Securities and Exchange Commission via EDGAR on October 7, 2025 pursuant to Rule 462(d) under the Act.
The Amendment was inadvertently filed on behalf of an incorrect File No. The Registrant corrected the error and refiled the Amendment in proper form on the same date (Accession No. 0000898745-25-000601).
If you would like to discuss this withdrawal request in further detail or if you have any questions, please contact me at 515-235-9328.
Sincerely,
/s/ Adam U. Shaikh
Adam U. Shaikh
Vice President, Assistant General Counsel, and Assistant Secretary
Principal Funds, Inc.